Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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27 April 2012

Mission NewEnergy Limited Announces Completion of NASDAQ Hearing

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that its management has attended the Nasdaq panel hearing relating to the Company's non-compliance with the minimum market Value of Listed Securities ("MLVS"). The panel is made up of independent professionals appointed by the Board of Directors of the Nasdaq Stock Market.

Whilst the Nasdaq staff have recommended that the panel de-list Mission's securities, the panel's final determination whether to de-list the company's securities is expected within 30 days. If the panel chooses to de-list Mission's securities, then the Company's securities will be suspended from trading on the Nasdaq within two business days of delisting notification.

The Company can no longer provide any assurances as to the ongoing quotation of its securities or the timing thereof on the Nasdaq Global Market.

This process has no effect on the listing of Mission's common stock on the Australian Stock Exchange, where it will continue to trade on the ASX under "MBT".

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 1 (210) 841-5741
james@missionnewenergy.com